BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23, 2021, refers to the article published in Radar Econômico, an online segment of Revista Veja, about an dispute between the Company and Ipiranga, a company belonging to Grupo Ultra.

The Company clarifies to its shareholders and to the market in general that the litigation between the companies dates back to the 1990’s, having been started by Texaco Brasil S.A. – Produtos de Petróleo against Perdigão Alimentos S.A., for alleged breach of contract.

The Company also clarifies that the liquidation process is still in progress, following the appropriate legal procedures, and that no amounts have been fixed yet. Nevertheless, in compliance with the accounting rules, the Company has recorded a provision in its financial statements, the destination of which will depend on the outcome of the lawsuit.

The Company will keep its shareholders and the market in general duly informed about any new fact related to this announcement.

São Paulo, December 1st, 2022

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer
BRF S.A.